UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Onvia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68338t403

(CUSIP Number)

Symphony Technology Group, LLC

2475 Hanover Street

Palo Alto, California 94304

Telephone: (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

Shearman & Sterling LLP

Four Embarcadero, Suite 3800

San Francisco, CA 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68338t403

1.	Names of Reporting Persons. STG UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,242,781 (See Item 5)
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,242,781 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,781 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.59% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68338t403

1.	Names of Reporting Persons. STG III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,242,781 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,242,781 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,781 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.59% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68338t403

1.	Names of Reporting Persons. STG III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,097,251 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,097,251 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,251 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.89% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68338t403

1.	Names of Reporting Persons. STG III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 145,530 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 145,530 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,530 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.71% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68338t403

1.	Names of Reporting Persons. Romesh Wadhwani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,242,781 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,242,781 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,781 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.59% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission on behalf of STG UGP, LLC, a Delaware limited liability company (“STG UGP”), STG III GP, L.P., a Delaware limited partnership (“STG III GP”), STG III, L.P., a Delaware limited partnership (“STG III”), STG III-A, L.P., a Delaware limited partnership (“STG III-A” and, together with STG UGP, STG III GP and STG III, “STG”) and Dr. Romesh Wadhwani, an individual (“Dr. Wadhwani” and, together with STG, the “Reporting Persons”) on December 21, 2010 (the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the second paragraph thereof:

“On January 7, 2011, Symphony Technology Group submitted a non-binding indication of interest to acquire all of the outstanding stock of Onvia for $5.30 to $5.50 per share, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference. On January 30, 2012, Symphony Technology Group submitted a non-binding indication of interest to acquire all of the outstanding stock of Onvia for $4.25 per share, a copy of which is attached hereto as Exhibit 99.8 and incorporated herein by reference.

On April 10, 2012, STG III filed with the Securities and Exchange Commission (the “SEC”) a proxy statement, in connection with its solicitation of proxies (the “Solicitation”) from the stockholders of the Issuer to consent to certain actions at the Issuer’s 2012 annual meeting of stockholders, including the election of three (3) nominees, Tim Dowd, Connie Capone and Anirudh Kulkarni to serve as directors of the Issuer.”

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 1,242,781 shares of Common Stock (the “Shares”).

The Company has reported on its Annual Report on Form 10-K for the period ended December 31, 2011, that there were 8,512,338 shares of Common Stock issued and outstanding as of March 1, 2012. The Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 14.59% of the outstanding shares of Common Stock as of March 15, 2012. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

(b) 1,097,251 shares of Common Stock are owned directly by STG III and 145,530 shares of Common Stock are owned directly by STG III-A. STG III GP is the sole general partner of STG III and STG III-A and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all of the Shares. STG UGP is the sole general partner of STG III GP and controls the voting or disposition of all of the Shares. Dr. Wadhwani is the sole Manager of STG UGP and either has sole authority and discretion to manage and conduct the affairs of STG UGP or has veto power over the management and conduct of STG UGP. By reason of these relationships, each of the Reporting Persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

STG III GP, STG UGP and Dr. Wadhwani each disclaim beneficial ownership of the Shares held directly by STG III and STG III-A except to the extent of their pecuniary interest therein. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Except as set forth above, to the knowledge of the Reporting Persons, none of the Managing Persons has beneficial ownership of any Shares.

Item 7.	Material to be Filed as Exhibits

99.7	Letter from Symphony Technology Group to the Chairman of the Board of Directors of Onvia, Inc. dated January 7, 2011.

99.8	Letter from Symphony Technology Group to the Chairman of the Board of Directors of Onvia, Inc. dated January 30, 2012.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2012	STG UGP, LLC

	By:	/s/ Brad MacMillan
Name: Brad MacMillan
Title: Authorized Person

STG III GP, L.P. By: STG UGP, LLC, its general partner

	By:	/s/ Brad MacMillan
Name: Brad MacMillan
Title:

STG III, L.P. By: STG III GP, L.P., its general partner By: STG UGP, LLC, its general partner

	By:	/s/ Brad MacMillan
Name: Brad MacMillan
Title: Authorized Person

STG III-A, L.P. By: STG III GP, L.P., its general partner By: STG UGP, LLC, its general partner

	By:	/s/ Brad MacMillan
Name: Brad MacMillan
Title: Authorized Person

ROMESH WADHWANI

	By:	/s/ Brad MacMillan
Name: Brad MacMillan
Title: Authorized Person